October 25, 2002

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Elaine Wolff, Esq., Mail Stop 0409

Re:	DoveBid, Inc. (the “Company”)
Registration Statement on Form 8-A
Registration No. 000-50008

Ladies and Gentlemen:

On behalf of the Company, we hereby request the withdrawal of the Company’s registration statement on Form 8-A (the “Form 8-A”), which was filed with the Securities and Exchange Commission on September 19, 2002. We are filing this request for withdrawal of the Form 8-A because the Company’s registration statement on Form S-1 (File No. 333-90068) is not expected to be declared effective before the expiration of the 60-day period from the original filing date of the Form 8-A.

Should the Staff have any comments or questions regarding the foregoing, please contact the undersigned at (650) 858-7876, or, in her absence, Jeffrey R. Vetter of this office at (650) 858-7631.

Very truly yours,

/s/    Cynthia E. Garabedian

Cynthia E. Garabedian